September 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Jeff Gabor

Re:	Request for Effectiveness for Registration Statement on Form S-3 of Versartis, Inc. (File No. 333-219765)

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Versartis, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced registration statement so that it will be declared effective at 4:00 p.m. Eastern time on Monday, September 11, 2017, or as soon as possible thereafter.

Very truly yours, VERSARTIS, INC.

By:	/s/ Shane Ward
Shane Ward Senior Vice President and General Counsel